Exhibit 99.2

Unaudited Consolidated Financial Statements

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	Notes	2022	2021	2022	2021

CONTINUING OPERATIONS

Revenues	2	1,574	1,526	4,862	4,638

Operating expenses	5	(1,023)	(1,060)	(3,145)	(3,114)

Depreciation		(34)	(40)	(110)	(128)

Amortization of computer software		(119)	(119)	(354)	(356)

Amortization of other identifiable intangible assets		(25)	(29)	(76)	(90)

Other operating gains, net	6	25	4	26	35

Operating profit		398	282	1,203	985

Finance costs, net:

Net interest expense	7	(48)	(46)	(145)	(146)

Other finance income	7	448	34	862	30

Income before tax and equity method investments		798	270	1,920	869

Share of post-tax (losses) earnings in equity method investments	8	(525)	(672)	(552)	6,717

Tax (expense) benefit	9	(8)	161	(156)	(1,722)

Earnings (loss) from continuing operations		265	(241)	1,212	5,864

(Loss) earnings from discontinued operations, net of tax		(37)	1	(92)	-

Net earnings (loss)		228	(240)	1,120	5,864

Earnings (loss) attributable to common shareholders		228	(240)	1,120	5,864

Earnings (loss) per share:	10

Basic earnings (loss) per share:

From continuing operations		$0.55	($0.49)	$2.49	$11.83

From discontinued operations		(0.08)	-	(0.19)	-

Basic earnings (loss) per share		$0.47	($0.49)	$2.30	$11.83

Diluted earnings (loss) per share:

From continuing operations		$0.55	($0.49)	$2.49	$11.80

From discontinued operations		(0.08)	-	(0.19)	-

Diluted earnings (loss) per share		$0.47	($0.49)	$2.30	$11.80

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2022	2021	2022	2021

Net earnings (loss)		228	(240)	1,120	5,864

Other comprehensive income (loss)

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	7	66	25	89	(7)

Cash flow hedges adjustments to equity		(47)	(28)	(68)	(4)

Foreign currency translation adjustments to equity		(244)	(97)	(505)	(65)

Share of other comprehensive loss in equity method investments	8	-	-	-	(98)

Related tax benefit on share of other comprehensive loss in equity method investments		-	-	-	23

Reclassification of foreign currency translation adjustments on disposal of equity method investment		-	3	-	3

		(225)	(97)	(484)	(148)

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	12	(2)	10	(20)	15

Remeasurement on defined benefit pension plans		(91)	(11)	(178)	122

Related tax benefit (expense) on remeasurement on defined benefit pension plans		23	3	44	(34)

		(70)	2	(154)	103

Other comprehensive (loss)		(295)	(95)	(638)	(45)

Total comprehensive (loss) income		(67)	(335)	482	5,819

Comprehensive (loss) income for the period attributable to:

Common shareholders:

Continuing operations		(30)	(336)	574	5,819

Discontinued operations		(37)	1	(92)	-

Total comprehensive (loss) income		(67)	(335)	482	5,819

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		September 30,	December 31,

(millions of U.S. dollars)	Notes	2022	2021(1)

Cash and cash equivalents	12	459	778

Trade and other receivables		949	1,057

Other financial assets	12	375	108

Prepaid expenses and other current assets		429	462

Current assets excluding assets held for sale		2,212	2,405

Assets held for sale	11	129	48

Current assets		2,341	2,453

Property and equipment, net		414	502

Computer software, net		886	822

Other identifiable intangible assets, net		3,242	3,331

Goodwill		5,818	5,940

Equity method investments	8	6,098	6,736

Other financial assets	12	618	429

Other non-current assets	13	626	797

Deferred tax		1,119	1,139

Total assets		21,162	22,149

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	12	370	-

Payables, accruals and provisions	14	994	1,326

Current tax liabilities		343	169

Deferred revenue		837	874

Other financial liabilities	12	758	175

Current liabilities excluding liabilities associated with assets held for sale		3,302	2,544

Liabilities associated with assets held for sale	11	118	37

Current liabilities		3,420	2,581

Long-term indebtedness	12	3,700	3,786

Provisions and other non-current liabilities	15	757	709

Other financial liabilities	12	216	234

Deferred tax		791	1,005

Total liabilities		8,884	8,315

Equity

Capital	16	5,401	5,496

Retained earnings		8,192	9,149

Accumulated other comprehensive loss		(1,315)	(811)

Total equity		12,278	13,834

Total liabilities and equity		21,162	22,149

Contingencies (note 19)

(1)	Amounts have been reclassified to reflect the current presentation.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2022	2021	2022	2021
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations		265	(241)	1,212	5,864
Adjustments for:
Depreciation		34	40	110	128
Amortization of computer software		119	119	354	356
Amortization of other identifiable intangible assets		25	29	76	90
Share of post-tax losses (earnings) in equity method investments	8	525	672	552	(6,717)
Deferred tax		(176)	(153)	(193)	770
Other	17	(447)	(7)	(771)	56
Changes in working capital and other items	17	181	101	(35)	901
Operating cash flows from continuing operations		526	560	1,305	1,448
Operating cash flows from discontinued operations		5	(26)	(66)	(72)
Net cash provided by operating activities		531	534	1,239	1,376
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	(19)	(2)	(190)	(5)
Proceeds from disposals of businesses and investments		29	13	29	28
Dividend from sale of LSEG shares	8	24	-	24	994
Capital expenditures		(152)	(131)	(460)	(364)
Other investing activities	8	25	3	87	56
Taxes paid on sale of Refinitiv and LSEG shares		-	(218)	-	(662)
Investing cash flows from continuing operations		(93)	(335)	(510)	47
Investing cash flows from discontinued operations		-	(210)	(16)	(252)
Net cash used in investing activities		(93)	(545)	(526)	(205)
FINANCING ACTIVITIES
Net borrowings under short-term loan facilities	12	319	-	369	-
Payments of lease principal		(17)	(22)	(50)	(65)
Repurchases of common shares	16	(504)	(603)	(698)	(803)
Dividends paid on preference shares		(1)	(1)	(2)	(2)
Dividends paid on common shares	16	(208)	(194)	(627)	(582)
Other financing activities		(25)	3	(16)	8
Net cash used in financing activities		(436)	(817)	(1,024)	(1,444)
Translation adjustments		(4)	(3)	(8)	(3)
Decrease in cash and cash equivalents		(2)	(831)	(319)	(276)
Cash and cash equivalents at beginning of period		461	2,342	778	1,787
Cash and cash equivalents at end of period		459	1,511	459	1,511
Supplemental cash flow information is provided in note 17.
Interest paid, net of debt related hedges		(16)	(15)	(96)	(96)
Interest received		4	1	5	2
Income taxes paid	17	(49)	(260)	(194)	(849)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity

Balance, December 31, 2021	3,813	1,683	5,496	9,149	25	(836)	(811)	13,834

Net earnings	-	-	-	1,120	-	-	-	1,120

Other comprehensive (loss) income	-	-	-	(134)	1	(505)	(504)	(638)

Total comprehensive income (loss)	-	-	-	986	1	(505)	(504)	482

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)

Dividends declared on common shares	-	-	-	(648)	-	-	-	(648)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	21	-	21	-	-	-	-	21

Repurchases of common shares (see note 16)	(53)	-	(53)	(668)	-	-	-	(721)

Automatic share purchase plan (see note 16)	(52)	-	(52)	(619)	-	-	-	(671)

Stock compensation plans	143	(154)	(11)	(6)	-	-	-	(17)

Balance, September 30, 2022	3,872	1,529	5,401	8,192	26	(1,341)	(1,315)	12,278

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on financial instruments	Foreign currency translation adjustments	AOCL	Total equity

Balance, December 31, 2020	3,719	1,739	5,458	5,211	(8)	(681)	(689)	9,980

Net earnings	-	-	-	5,864	-	-	-	5,864

Other comprehensive income (loss)	-	-	-	88	26	(159)	(133)	(45)

Total comprehensive income (loss)	-	-	-	5,952	26	(159)	(133)	5,819

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)

Dividends declared on common shares	-	-	-	(600)	-	-	-	(600)

Shares issued under DRIP	18	-	18	-	-	-	-	18

Repurchases of common shares (see note 16)	(39)	-	(39)	(564)	-	-	-	(603)

Automatic share purchase plan (see note 16)	(33)	-	(33)	(447)	-	-	-	(480)

Stock compensation plans	122	(63)	59	-	-	-	-	59

Balance, September 30, 2021	3,787	1,676	5,463	9,550	18	(840)	(822)	14,191

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a leading provider of business information services. The Company’s products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service - Reuters.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on October 31, 2022.

Change Program

In February 2021, the Company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider into a content-driven technology company (see note 5).

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2021. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2021.

The Company continues to operate in an uncertain macroeconomic and geopolitical environment. To combat high inflation, central banks are aggressively raising short-term borrowing rates. Lingering COVID-19 impacts, supply chain disruptions and the Russian military invasion of Ukraine are additional factors creating stress on economic growth and financial markets. The Company is closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on its businesses. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021, which are included in the Company’s 2021 annual report.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Revision to Segment Results

In the first quarter of 2022, the Company made two changes to its segment reporting to reflect how it currently manages its businesses. The changes (i) reflect the transfer of certain revenues from its Corporates business to its Tax & Accounting Professionals business where they are better aligned; and (ii) record intercompany revenue in Reuters News for content-related services that it provides to Legal Professionals, Corporates and Tax & Accounting Professionals. Previously, these services had been reported as a transfer of expense from Reuters News to these businesses. These changes impact the financial results of the Company’s segments, but do not change the Company’s consolidated financial results. The table below summarizes the changes for the three and nine months ended September 30, 2021.

	Three months ended September 30, 2021			Nine months ended September 30, 2021

	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	682	-	682	2,023	-	2,023
Corporates	356	(2)	354	1,088	(6)	1,082
Tax & Accounting Professionals	175	2	177	597	6	603
Reuters News	164	5	169	492	15	507
Global Print	149	-	149	439	-	439
Eliminations/Rounding	-	(5)	(5)	(1)	(15)	(16)
Revenues	1,526	-	1,526	4,638	-	4,638

Adjusted EBITDA
Legal Professionals	288	-	288	852	-	852
Corporates	131	(1)	130	407	(4)	403
Tax & Accounting Professionals	49	1	50	219	4	223
Reuters News	25	-	25	88	-	88
Global Print	52	-	52	165	-	165
Total reportable segments adjusted EBITDA	545	-	545	1,731	-	1,731

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconciles them to reportable segments (see note 3).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Three months ended September 30,	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Recurring	658	634	330	307	158	149	152	148	-	-	(7)	(5)	1,291	1,233
Transactions	43	48	43	47	32	28	19	21	-	-	-	-	137	144
Global Print	-	-	-	-	-	-	-	-	146	149	-	-	146	149
Total	701	682	373	354	190	177	171	169	146	149	(7)	(5)	1,574	1,526

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Nine months ended September 30,	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Recurring	1,967	1,881	968	898	507	463	459	446	-	-	(19)	(16)	3,882	3,672
Transactions	132	142	189	184	153	140	76	61	-	-	-	-	550	527
Global Print	-	-	-	-	-	-	-	-	430	439	-	-	430	439
Total	2,099	2,023	1,157	1,082	660	603	535	507	430	439	(19)	(16)	4,862	4,638

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Three months ended September 30,	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
U.S.	563	539	309	288	149	142	28	28	103	101	(7)	(5)	1,145	1,093
Canada (country of domicile)	18	15	2	3	5	4	1	1	22	23	-	-	48	46
Other	6	7	15	13	28	23	2	1	4	4	-	-	55	48
Americas (North America, Latin America, South America)	587	561	326	304	182	169	31	30	129	128	(7)	(5)	1,248	1,187

U.K.	64	69	26	28	4	5	103	97	8	10	-	-	205	209
Other	16	18	11	13	1	-	24	28	3	4	-	-	55	63
EMEA (Europe, Middle East and Africa)	80	87	37	41	5	5	127	125	11	14	-	-	260	272
Asia Pacific	34	34	10	9	3	3	13	14	6	7	-	-	66	67
Total	701	682	373	354	190	177	171	169	146	149	(7)	(5)	1,574	1,526

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Nine months ended September 30,	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
U.S.	1,678	1,597	959	894	524	484	86	108	308	306	(19)	(16)	3,536	3,373
Canada (country of domicile)	52	46	6	8	27	25	3	3	58	59	-	-	146	141
Other	22	18	45	36	84	67	6	5	12	13	-	-	169	139
Americas (North America, Latin America, South America)	1,752	1,661	1,010	938	635	576	95	116	378	378	(19)	(16)	3,851	3,653

U.K.	195	206	81	81	14	16	324	266	24	28	-	-	638	597
Other	48	52	37	36	1	-	75	83	9	12	-	-	170	183
EMEA (Europe, Middle East and Africa)	243	258	118	117	15	16	399	349	33	40	-	-	808	780
Asia Pacific	104	104	29	27	10	11	41	42	19	21	-	-	203	205
Total	2,099	2,023	1,157	1,082	660	603	535	507	430	439	(19)	(16)	4,862	4,638

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and the Refinitiv business of London Stock Exchange Group (“LSEG”).

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and the Change Program which are centrally managed. Corporate costs does not qualify as a reportable segment.

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
Revenues
Legal Professionals	701	682	2,099	2,023
Corporates	373	354	1,157	1,082
Tax & Accounting Professionals	190	177	660	603
Reuters News	171	169	535	507
Global Print	146	149	430	439
Eliminations/Rounding	(7)	(5)	(19)	(16)
Revenues	1,574	1,526	4,862	4,638

Adjusted EBITDA
Legal Professionals	324	288	933	852
Corporates	147	130	443	403
Tax & Accounting Professionals	59	50	262	223
Reuters News	33	25	114	88
Global Print	50	52	153	165
Total reportable segments adjusted EBITDA	613	545	1,905	1,731
Corporate costs	(78)	(87)	(209)	(213)
Fair value adjustments (see note 5)	16	8	21	6
Depreciation	(34)	(40)	(110)	(128)
Amortization of computer software	(119)	(119)	(354)	(356)
Amortization of other identifiable intangible assets	(25)	(29)	(76)	(90)
Other operating gains, net	25	4	26	35
Operating profit	398	282	1,203	985
Net interest expense	(48)	(46)	(145)	(146)
Other finance income	448	34	862	30
Share of post-tax (losses) earnings in equity method investments	(525)	(672)	(552)	6,717
Tax (expense) benefit	(8)	161	(156)	(1,722)
Earnings (loss) from continuing operations	265	(241)	1,212	5,864

Reuters News revenues included $7 million (2021 - $5 million) and $19 million (2021 - $16 million) in the three and nine months ended September 30, 2022, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The timing of costs related to the Change Program impacted the seasonality of the Company’s expenses and operating profit in 2022 and 2021.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
Salaries, commissions and allowances	587	600	1,781	1,792
Share-based payments	21	17	68	51
Post-employment benefits	38	36	111	110
Total staff costs	646	653	1,960	1,953
Goods and services(1)	314	328	954	895
Content	60	67	192	205
Telecommunications	8	11	30	34
Facilities	11	9	30	33
Fair value adjustments(2)	(16)	(8)	(21)	(6)
Total operating expenses	1,023	1,060	3,145	3,114

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

Operating expenses in the three and nine months ended September 30, 2022 included $47 million (2021 - $53 million) and $111 million (2021 - $105 million), respectively, related to the Change Program. The charges included severance as well as costs to drive technology and digital sales efficiencies.

Note 6: Other Operating Gains, Net

Other operating gains, net, were $25 million and $26 million in the three and nine months ended September 30, 2022, respectively, which included gains on the sale of two non-core businesses. Other operating gains, net, were $4 million and $35 million in the three and nine months ended September 30, 2021, respectively. Both periods included income from a license that allowed the Refinitiv business of LSEG to use the “Reuters” mark. Additionally, the nine-month period included a benefit from the revaluation of warrants that the Company held in Refinitiv prior to its sale to LSEG on January 29, 2021 and a gain on the sale of a business.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
Interest expense:
Debt	40	40	120	120
Derivative financial instruments — hedging activities	-	-	(1)	(2)
Other, net	6	1	16	13
Fair value losses (gains) on cash flow hedges, transfer from equity	66	25	89	(7)
Net foreign exchange (gains) losses on debt	(66)	(25)	(89)	7
Net interest expense — debt and other	46	41	135	131
Net interest expense — leases	2	2	6	6
Net interest expense — pension and other post-employment benefit plans	3	3	8	10
Interest income	(3)	-	(4)	(1)
Net interest expense	48	46	145	146

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
Net gains due to changes in foreign currency exchange rates	(93)	(34)	(187)	(30)
Net gains on derivative instruments	(353)	-	(673)	-
Other	(2)	-	(2)	-
Other finance income	(448)	(34)	(862)	(30)

Net gains due to changes in foreign currency exchange rates

Net gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments related to foreign exchange contracts, including gains on instruments that are intended to reduce foreign currency risk on a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling (see note 12).

Note 8: Equity Method Investments

Equity method investments were primarily comprised of the Company’s indirect investment in LSEG shares, which it holds through its direct investment in York Parent Limited and its subsidiaries (“YPL”), formerly Refinitiv Holdings Ltd. (“RHL”). YPL is an entity jointly owned by the Company, Blackstone’s consortium (comprised of The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone), and certain current LSEG and former members of Refinitiv senior management. As of September 30, 2022 and December 31, 2021, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 30% economic interest and a 24% voting interest in LSEG). As of September 30, 2022, the Company owned 42.83% (December 31, 2021 - 42.82%) of YPL and indirectly owned approximately 72.2 million (December 31, 2021 - 72.4 million) LSEG shares.

The investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which the Company has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business of LSEG, the investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG. As the investment in LSEG is denominated in British pounds sterling, the Company has entered a series of foreign exchange contracts to mitigate currency risk on its investment (see note 12).

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
YPL	(520)	(675)	(543)	6,710
Other equity method investments	(5)	3	(9)	7
Total share of post-tax (losses) earnings in equity method investments	(525)	(672)	(552)	6,717

In 2022, share of post-tax losses in equity method investments in the three-month period primarily reflected a decrease in value of the Company’s LSEG investment due to foreign exchange losses of $543 million, which were partly offset by dividend income of $25 million. The nine-month period primarily reflected foreign exchange losses of $1,317 million from the LSEG investment, partly offset by $687 million due to increases in the LSEG share price and dividend income of $87 million.

In 2021, share of post-tax losses in equity method investments in the three-month period reflected a $699 million decrease in value of the LSEG investment. The nine-month period reflected an $8,075 million gain from the sale of Refinitiv, in which the Company owned a 45% interest, to LSEG, and $75 million of dividend income from LSEG after the sale. Both the gain and dividend were partly offset by a $1,272 million decline in the value of the LSEG investment after the sale and $168 million of post-tax losses related to the Refinitiv operations prior to the sale.

In the third quarter of 2022, LSEG repurchased approximately 0.7 million ordinary shares from YPL under a buyback program announced by LSEG in August 2022. The Company received proceeds of $24 million, for approximately 0.3 million shares, which were distributed as a dividend and reduced its investment. In March 2021, as permitted under a lock-up exception, approximately 10.1 million of the Company’s LSEG shares were sold for pre-tax net proceeds of $994 million. The proceeds from the sale of the shares by YPL were also distributed to the Company as a dividend. In both years, the proceeds were presented in “Net cash flows used in investing activities” in the consolidated statement of cash flow.

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	September 30,	December 31,

	2022	2021
YPL	5,920	6,574
Other equity method investments	178	162
Total equity method investments	6,098	6,736

Set forth below is summarized financial information for 100% of YPL (formerly RHL prior to its sale in January 2021).

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
Revenues	-	-	-	551

Gain related to the sale of Refinitiv to LSEG	-	-	-	18,645
Mark-to-market of LSEG shares	(1,272)	(1,633)	(1,471)	(2,780)
Dividend income	58	57	202	177
Refinitiv net loss prior to its sale to LSEG	-	-	-	(361)
Net (loss) earnings	(1,214)	(1,576)	(1,269)	15,681
Remove: Net earnings attributable to non-controlling interests	-	-	-	(11)
Net (loss) earnings attributable to YPL	(1,214)	(1,576)	(1,269)	15,670
Other comprehensive loss attributable to YPL	-	-	-	(214)
Total comprehensive (loss) income attributable to YPL	(1,214)	(1,576)	(1,269)	15,456

The following table reconciles the net assets attributable to YPL (formerly RHL) to the Company’s carrying value of its investment in YPL:

	September 30,	December 31,

	2022	2021
Assets
Current assets	32	6
Non-current assets	14,489	16,068
Total assets	14,521	16,074
Liabilities
Current liabilities	10	4
Non-current liabilities	162	189
Total liabilities	172	193
Net assets attributable to YPL	14,349	15,881
Net assets attributable to YPL - beginning period	15,881	2,487
Net (loss) earnings attributable to YPL	(1,269)	14,555
Other comprehensive loss attributable to YPL	-	(214)
Other adjustments(1)	-	253
Distribution to owners	(263)	(1,200)
Net assets attributable to YPL - ending period	14,349	15,881
Thomson Reuters % share	42.83%	42.82%
Thomson Reuters $ share	6,146	6,800
Historical excluded equity adjustment(2)	(226)	(226)
Thomson Reuters carrying amount	5,920	6,574

(1)	Consists of equity transactions excluded from total comprehensive income attributable to YPL.
(2)	Represents the cumulative impact of equity transactions excluded from the Company’s investment in YPL.

Note 9: Taxation

Tax expense (benefit) in each period included significant impacts related to the Company’s indirect investment in LSEG. In 2022, each period also included significant impacts related to other finance income, primarily associated with gains from foreign exchange contracts related to the Company’s investment in LSEG. In 2022, the three and nine-month periods included $(133) million and $(150) million, respectively, of tax benefits related to the Company’s losses in equity method investments, and $81 million and $159 million, respectively, of tax expense related to other finance income.

In 2021, the three-month period included $(169) million of tax benefits, related to the Company’s losses in equity method investments. In the nine-month period, tax expense included $1,631 million primarily related to the gain on sale of Refinitiv to LSEG.

In addition to the above items, tax expense (benefit) in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense (benefit) for the full year.

Note 10: Earnings Per Share

Basic earnings (loss) per share was calculated by dividing earnings (loss) attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings (loss) used in determining consolidated earnings (loss) per share and earnings (loss) per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
Earnings (loss) attributable to common shareholders	228	(240)	1,120	5,864
Less: Dividends declared on preference shares	(1)	(1)	(2)	(2)
Earnings (loss) used in consolidated earnings (loss) per share	227	(241)	1,118	5,862
Less: Loss (earnings) from discontinued operations, net of tax	37	(1)	92	-
Earnings (loss) used in earnings (loss) per share from continuing operations	264	(242)	1,210	5,862

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings (loss) per share computation to the weighted-average number of common shares outstanding used in the diluted earnings (loss) per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021
Weighted-average number of common shares outstanding	482,919,463	494,303,094	485,386,057	495,161,446
Weighted-average number of vested DSUs	183,692	321,760	230,075	353,864
Basic	483,103,155	494,624,854	485,616,132	495,515,310
Effect of stock options and TRSUs	785,031	-	692,905	1,078,094
Diluted	483,888,186	494,624,854	486,309,037	496,593,404

Because the Company reported a net loss from continuing operations for the three months ended September 30, 2021, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive.

Note 11: Assets Held for Sale

Assets held for sale included several non-core businesses and products that the Company intends to sell. The assets and liabilities classified as held for sale in the consolidated statement of financial position are as follows:

	September 30,	December 31,

	2022	2021
Trade and other receivables	14	14
Other financial assets	57	-
Prepaid expenses and other current assets	2	1
Property and equipment, net	3	4
Computer software, net	11	5
Goodwill	39	14
Other assets	3	10
Total assets held for sale	129	48
Payables, accruals and provisions	8	8
Deferred revenue	51	26
Other financial liabilities	58	2
Other liabilities	1	1
Total liabilities associated with assets held for sale	118	37

Foreign currency translation gains of $18 million relating to these assets were recorded within accumulated other comprehensive loss in the consolidated statement of financial position at September 30, 2022 (December 31, 2021 – gains of $23 million).

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

September 30, 2022	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	253	206	-	-	459
Trade and other receivables	949	-	-	-	949
Other financial assets - current	12	363	-	-	375
Other financial assets - non-current	25	497	65	31	618
Current indebtedness	(370)	-	-	-	(370)
Trade payables (see note 14)	(162)	-	-	-	(162)
Accruals (see note 14)	(706)	-	-	-	(706)
Other financial liabilities - current(1)(2)	(755)	(3)	-	-	(758)
Long-term indebtedness	(3,700)	-	-	-	(3,700)
Other financial liabilities - non current(3)	(196)	(20)	-	-	(216)
Total	(4,650)	1,043	65	31	(3,511)

December 31, 2021	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	389	389	-	-	778
Trade and other receivables	1,057	-	-	-	1,057
Other financial assets - current	108	-	-	-	108
Other financial assets - non-current	27	235	68	99	429
Trade payables (see note 14)	(227)	-	-	-	(227)
Accruals (see note 14)	(950)	-	-	-	(950)
Other financial liabilities - current(1)	(174)	(1)	-	-	(175)
Long-term indebtedness	(3,786)	-	-	-	(3,786)
Other financial liabilities - non current(3)	(215)	(19)	-	-	(234)
Total	(3,771)	604	68	99	(3,000)

(1)	Includes lease liabilities of $56 million (2021 - $64 million).
(2)

Includes a commitment to repurchase up to $671 million of common shares related to the Company’s automatic share purchase plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 16.

(3)	Includes lease liabilities of $170 million (2021 - $197 million).

Cash and cash equivalents

Of total cash and cash equivalents, $85 million and $70 million at September 30, 2022 and December 31, 2021, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $1.8 billion commercial paper program provides cost effective and flexible short-term funding. The Company had $370 million of outstanding commercial paper in current indebtedness within the consolidated statement of financial position at September 30, 2022 (December 31, 2021 – nil).

Credit facility

The Company has a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility at September 30, 2022 and December 31, 2021. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

The U.K. Financial Conduct Authority, which regulates LIBOR, phased out the majority of LIBOR rates globally at the end of 2021. The Company has no material agreements with third parties that use or reference LIBOR, except for the LIBOR-based benchmarks in the Company’s external credit facility, for which adequate LIBOR benchmarks will remain in effect until June 2023.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of September 30, 2022, the Company was in compliance with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 1.7:1.

Foreign Exchange Contracts

The Company has entered foreign exchange contracts that are intended to reduce foreign currency risk related to a portion of its indirect investment in LSEG, which is denominated in British pounds sterling. In the nine months ended September 30, 2022, the Company entered an additional series of foreign exchange contracts with a notional amount of £0.6 billion ($0.7 billion), for a cumulative notional amount of £3.2 billion ($4.2 billion). Gains of $353 million and $673 million in the three and nine months ended September 30, 2022, respectively, were reported within “Other finance income” in the consolidated income statement (see note 7) due to fluctuations in the U.S. dollar - British pounds sterling exchange rate. The associated fair value of these contracts was an asset of $654 million (December 31, 2021 – $19 million liability) and were recorded within other financial assets or liabilities, current or long-term as appropriate, in the consolidated statement of financial position. As of September 30, 2022, the Company’s interest in LSEG shares had a market value of approximately $6.1 billion, based on LSEG’s share price on that day (December 31, 2021 - $6.8 billion).

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value
September 30, 2022	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	370	-	370	-
C$1,400, 2.239% Notes, due 2025	1,016	(31)	951	(31)
$600, 4.30% Notes, due 2023	599	-	594	-
$450, 3.85% Notes, due 2024(1)	241	-	235	-
$500, 3.35% Notes, due 2026	498	-	468	-
$350, 4.50% Notes, due 2043(1)	117	-	88	-
$350, 5.65% Notes, due 2043	342	-	320	-
$400, 5.50% Debentures, due 2035	395	-	369	-
$500, 5.85% Debentures, due 2040	492	-	477	-
Total	4,070	(31)	3,872	(31)
Current portion	370	-
Long-term portion	3,700	(31)

	Carrying Amount		Fair Value
December 31, 2021	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,103	(99)	1,119	(99)
$600, 4.30% Notes, due 2023	599	-	631	-
$450, 3.85% Notes, due 2024(1)	241	-	256	-
$500, 3.35% Notes, due 2026	497	-	531	-
$350, 4.50% Notes, due 2043(1)	116	-	128	-
$350, 5.65% Notes, due 2043	342	-	478	-
$400, 5.50% Debentures, due 2035	396	-	516	-
$500, 5.85% Debentures, due 2040	492	-	695	-
Total	3,786	(99)	4,354	(99)
Long-term portion	3,786	(99)

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2022				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	206	-	206

Other receivables(1)	-	-	206	206

Foreign exchange contracts(2)	-	654	-	654

Financial assets at fair value through earnings	-	860	206	1,066

Financial assets at fair value through other comprehensive income(3)	23	42	-	65

Derivatives used for hedging(4)	-	31	-	31

Total assets	23	933	206	1,162

Liabilities

Contingent consideration(5)	-	-	(23)	(23)

Financial liabilities at fair value through earnings	-	-	(23)	(23)

Total liabilities	-	-	(23)	(23)

December 31, 2021				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	389	-	389

Other receivables(1)	-	-	235	235

Financial assets at fair value through earnings	-	389	235	624

Financial assets at fair value through other comprehensive income(3)	46	22	-	68

Derivatives used for hedging(4)	-	99	-	99

Total assets	46	510	235	791

Liabilities

Contingent consideration(5)	-	-	(1)	(1)

Foreign exchange contracts(2)	-	(19)	-	(19)

Financial liabilities at fair value through earnings	-	(19)	(1)	(20)

Total liabilities	-	(19)	(1)	(20)

(1)	Receivables under indemnification arrangement (see note 19).
(2)	Relates to the management of foreign exchange risk on a portion of the Company’s indirect investment in LSEG.
(3)	Investments in entities over which the Company does not have control, joint control or significant influence.
(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(5)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

The receivable from the indemnification arrangement is a level 3 in the fair value measurement hierarchy. The decrease in the receivable between December 31, 2021 and September 30, 2022 primarily reflected additional payments that are expected to be recovered, offset by fair value losses based on interest rates associated with the indemnifying party’s credit profile and foreign exchange losses, which are included within loss from discontinued operations, net of tax, in the consolidated income statement.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels in the nine months ended September 30, 2022.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	The fair value of cross-currency interest rate swaps and foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and
●	The fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 13: Other Non-Current Assets

	September 30,	December 31,

	2022	2021

Net defined benefit plan surpluses	93	239

Cash surrender value of life insurance policies	331	346

Deferred commissions	105	127

Other non-current assets(1)	97	85

Total other non-current assets	626	797

(1)	Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $82 million and $74 million at September 30, 2022 and December 31, 2021, respectively, (see note 19).

Note 14: Payables, Accruals and Provisions

	September 30,	December 31,

	2022	2021

Trade payables	162	227

Accruals	706	950

Provisions	100	107

Other current liabilities	26	42

Total payables, accruals and provisions	994	1,326

Note 15: Provisions and Other Non-Current Liabilities

	September 30,	December 31,

	2022	2021

Net defined benefit plan obligations	587	506

Deferred compensation and employee incentives	71	99

Provisions	86	94

Other non-current liabilities	13	10

Total provisions and other non-current liabilities	757	709

Note 16: Capital

Share repurchases – Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. In June 2022, the Company announced that it plans to repurchase up to $2.0 billion of its common shares. Share repurchases are typically executed under a NCIB. Under the current NCIB, the Company may repurchase up to 24 million common shares between June 13, 2022 and June 12, 2023 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases.

Details of share repurchases were as follows:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Share repurchases (millions of U.S. dollars)	504	603	698	803

Shares repurchased (number in millions)	4.6	5.2	6.5	7.7

Share repurchases - average price per share in U.S. dollars	$109.98	116.15	$106.92	$105.01

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into an automatic share purchase plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on September 9, 2022. As a result, the Company recorded a $671 million liability in “Other financial liabilities” within current liabilities at September 30, 2022 with a corresponding amount recorded in equity in the consolidated statement of financial position (December 31, 2021 – nil).

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Dividends declared per common share	$0.445	$0.405	$1.335	$1.215

Dividends declared	215	200	648	600

Dividends reinvested	(7)	(6)	(21)	(18)

Dividends paid	208	194	627	582

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Non-cash employee benefit charges	40	37	126	115

Net gains on foreign exchange and derivative financial instruments	(450)	(33)	(861)	(30)

Net (gains) losses on disposals of businesses and investments	(30)	3	(29)	(5)

Revaluation of Refinitiv warrants (see note 6)	-	-	-	(9)

Fair value adjustments (see note 5)	(16)	(8)	(21)	(6)

Other	9	(6)	14	(9)

	(447)	(7)	(771)	56

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Trade and other receivables	27	72	64	174

Prepaid expenses and other current assets	(17)	8	32	7

Other financial assets	27	(8)	40	10

Payables, accruals and provisions	51	128	(316)	(47)

Deferred revenue	(16)	(53)	42	4

Other financial liabilities	(27)	7	(40)	(11)

Income taxes(1)	134	(51)	170	809

Other	2	(2)	(27)	(45)

	181	101	(35)	901

(1)

The nine months ended September 30, 2021 reflects current tax liabilities that were recorded on the LSEG transaction and subsequent sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.

Details of income taxes paid are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Operating activities - continuing operations	(49)	(42)	(178)	(143)

Operating activities - discontinued operations	-	-	-	(2)

Investing activities - continuing operations	-	(218)	-	(662)

Investing activities - discontinued operations(1)	-	-	(16)	(42)

Total income taxes paid	(49)	(260)	(194)	(849)

(1)	Reflects payments made to HMRC (see note 19).

The Company paid $82 million and $348 million in the nine months ended September 30, 2022 and 2021, respectively, related to notices of assessment under the Diverted Profit Tax regime. Of the amount paid in the nine months ended September 30, 2022, $28 million (2021- $78 million) was paid directly to HMRC and $54 million (2021- $270 million) was paid to LSEG under an indemnity arrangement that related to businesses the Company sold to LSEG. The payments made directly to HMRC were included as income taxes paid in the consolidated statement of cash flow. The payments made to LSEG were presented in operating activities from discontinued operations in the consolidated statement of cash flow and were not included as taxes paid. See note 19.

Note 18: Acquisitions

Acquisitions primarily comprise the purchase of all the equity interests of the businesses acquired, which are integrated into the existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include investments in equity method investments and asset acquisitions.

Acquisition activity

The number of acquisitions completed, and the related total consideration were as follows:

	Three months ended September 30,		Nine months ended September 30,

Number of transactions	2022	2021	2022	2021

Businesses acquired	-	-	2	-

Investments in businesses	2	-	5	-

Asset acquisitions	1	1	1	1

	3	1	8	1

	Three months ended September 30,		Nine months ended September 30,

Total consideration	2022	2021	2022	2021

Businesses acquired	-	-	153	-

Less: Cash acquired	-	-	(2)	-

Businesses acquired, net of cash	-	-	151	-

Investments in businesses	9	-	27	-

Asset acquisitions(1)	8	2	8	2

Deferred and contingent consideration payments	2	-	4	3

	19	2	190	5

(1)

The three and nine months ended September 30, 2022 and 2021 includes acquisitions of intangible assets. In 2022, $8 million was paid in cash and $5 million was recorded as a financial liability. In 2021, $2 million was paid in cash and $21 million was recorded primarily as a long-term financial liability.

The following provides a brief description of an acquisition completed during the nine months ended September 30, 2022:

Date	Company	Acquiring Segment	Description
April 2022	ThoughtTrace	Corporates	A business that uses artificial intelligence and machine learning to read, organize and manage document workflows.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

Nine months ended September 30,

2022
Cash and cash equivalents	2
Trade receivables	3
Prepaid expenses and other current assets	1
Current assets	6
Computer software	25
Other identifiable intangible assets	9
Total assets	40
Payables and accruals	(2)
Deferred revenue	(3)
Current liabilities	(5)
Provisions and other non-current liabilities	(18)
Deferred tax	(3)
Total liabilities	(26)
Net assets acquired	14
Goodwill	139
Total	153

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2022 are not expected to be deductible for tax purposes.

Other

The revenues and operating profit of the acquired businesses were not material to the Company’s results of operations.

Note 19: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Prior to 2022, the Company paid $379 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime. In February 2022, HMRC issued DPT notices aggregating $74 million, which the Company paid in March 2022. These assessments collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of the Company’s current and former U.K. affiliates. In May 2022, HMRC issued additional DPT notices aggregating $9 million related to the 2016 tax year, which the Company paid.

HMRC continues to have the statutory authority to amend the above assessments for the 2017 and 2018 taxation years by issuing DPT supplementary notices for each year. Based on recent discussions with HMRC, management believes that HMRC may issue supplementary notices for these years within the next six months that would be almost entirely related to businesses the Company has sold, which are subject to indemnity arrangements. If that occurs, the Company will be required to pay additional taxes to HMRC shortly thereafter that could be as much as $350 million in aggregate (largely related to the 2018 taxation year).

As the Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime, it will continue contesting these assessments (including any amended by HMRC) through all available administrative and judicial remedies and intends to vigorously defend its position. Payments made by the Company are not a reflection of its view on the merits of the case. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been or will be required to pay additional taxes to HMRC or the indemnity counterparty.

Because the Company believes that its position is supported by the weight of law, it does not believe that the resolution of this matter will have a material adverse effect on its financial condition taken as a whole. As the Company expects to receive refunds of substantially all of the aggregate of amounts paid and potential future payments pursuant to these notices of assessment, it expects to continue recording substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty on its financial statements. The Company expects that its existing sources of liquidity will be sufficient to fund any required additional payments if HMRC issues further notices.

Guarantees

The Company has an investment in 3 Times Square Associates LLC (“3XSQ Associates”), an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $1.8 billion syndicated credit facility or the related covenant calculation.

Note 20: Related Party Transactions

As of September 30, 2022, the Company’s principal shareholder, The Woodbridge Company Limited, beneficially owned approximately 68% of the Company’s common shares.

Transactions with 3XSQ Associates

The Company follows the equity method of accounting for its investment in 3XSQ Associates. In the nine months ended September 30, 2022, Thomson Reuters contributed $10 million in cash pursuant to capital calls and made a $15 million in-kind contribution representing the fair value of guarantees provided in connection with a $415 million loan facility obtained by 3XSQ Associates (see note 19). The Company also paid approximately $5 million of rent to 3XSQ Associates for office space in the building.

Transactions with YPL

In the nine months ended September 30, 2022, the Company received dividends from YPL of $87 million reflecting the Company’s portion of dividends related to its LSEG investment and $24 million in connection with YPL’s participation in LSEG’s share buyback program (see note 8). In October 2022, the Company received an additional $9 million in connection with YPL’s participation in LSEG’s share buyback program.

Except for the above transactions, there were no new significant related party transactions during the first nine months of 2022. Refer to “Related party transactions” disclosed in note 31 of the Company’s consolidated financial statements for the year ended December 31, 2021, which are included in the Company’s 2021 annual report, for information regarding related party transactions.